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[LETTERHEAD OF SULLIVAN & CROMWELL LLP]

July 18, 2006

Ms. Barbara C. Jacobs,
    Assistant Director, Division of Corporation Finance,
        Securities and Exchange Commission,
            100 F Street, N.E.,
                Washington, D.C. 20549-9303.

    Re:
    Responses to Comments on the Registration Statement on
    Form S-4 filed by VeriFone Holdings, Inc. on June 9,2006
    (File No. 333-134928)

Dear Ms. Jacobs:

        VeriFone Holdings, Inc. (the "Company" or "VeriFone") today filed Amendment No. 1 to its Registration Statement on Form S-4 (File No. 333-134928) ("Amendment No. 1"), including a Prospectus and a Proxy Statement of VeriFone and a proxy statement of Lipman Electronic Engineering Ltd. ("Lipman"). This letter, which is being submitted on behalf of VeriFone and Lipman, responds to your letter, dated July 5, 2006, relating to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in connection with the above-referenced Registration Statement and certain related documents.

        In response to several comments, VeriFone has changed or supplemented the disclosures in the Registration Statement. It is doing so in order to cooperate with the Staff and address the Staff's views in a constructive manner and not because VeriFone believes its prior filings were deficient or inaccurate in any respect. Accordingly, any amendment to VeriFone's filings to implement these changes, or any changes implemented in future filings, should not be taken as an admission by it that prior disclosures were in any way deficient or inaccurate.

        VeriFone understands that the Staff's comments, even where the Staff requests or suggests a disclosure change, are based on the Staff's understanding which, by necessity, is based on the information available to the Staff, which may be less complete than the information available to VeriFone. Accordingly, VeriFone understands that certain of the Staff's comments may be withdrawn or modified based on the additional explanation or information provided by the Company.

        The responses to the Staff's comments are numbered to relate to the corresponding comments in your letter of July 5, 2006. For your convenience, we have also included the text of each of your comments. In general, the information contained in this letter with respect to VeriFone has been furnished by VeriFone and the information contained in this letter with respect to Lipman has been furnished by Lipman, each of which are solely responsible for the adequacy and accuracy of the information related to it as well as the corresponding disclosures in the Registration Statement.. All page references contained in this letter are to the pages of Amendment No. 1 in the form filed today with the Commission, unless otherwise specified. Please note that any capitalized terms used, but not defined in this response letter have the meanings ascribed to them in Amendment No. 1.

Registration Statement on Form S-4

Cover Page

1.
Please clarify here and elsewhere, as appropriate, the basis for the consideration being paid by VeriFone for Lipman's shares of common stock. As you appear to indicate on page 4, the three options for the form of consideration to receive are based on an exchange ratio that values Lipman's common stock at $29.07 per share, as reduced by the per share amount of a yet-to-be-announced special cash dividend, and VeriFone's common stock at $29.53 per share (at which price the value of the mixed consideration and the stock consideration are equal to the value of the cash consideration). Please consider whether a tabular presentation would better convey the three options for the type of consideration to receive and the relationship to the valuations. Please further disclose on this cover page whether such exchange ratio is subject to change.

  In response to the Staff's comment, the Company has revised the disclosure on the cover page of Amendment No. 1 to disclose that the exchange ratio is not subject to change. In addition, the Company has revised the cover page, pages 2, 73 and 101 of Amendment No. 1 to clarify the basis for the consideration being paid by VeriFone for Lipman's shares of common stock. Because the parties have determined the aggregate and per share special dividend to be paid, the disclosures regarding the special dividend and its effect on each type of consideration in the merger have been simplified. The Company notes that there is a tabular presentation of the three options for the type of consideration on page 3 of Amendment No. 1.

2.
Please briefly and clearly explain the purpose of the proration and its effect with respect to the various consideration elections by Lipman shareholders. Your current formulaic discussion of the proration provision appears unnecessarily confusing. Please discuss the fact that a set number of shares and amount of cash are to be distributed and each shareholder's realization of their cash-only or stock-only consideration election requires an offsetting cash-only or stock-only consideration election. Please also disclose the maximum number of shares and the amount of cash payable by VeriFone in the transaction as of a recent date. We note your later estimate of the consistency of the total consideration.

  In response to the Staff's comment, the Company has revised the discussion on the cover page. We also note that the Company has made a corresponding change to the disclosure on pages 2, 73 and 101 of Amendment No. 1.

3.
Please advise us whether you have considered establishing a toll-free number that Lipman shareholders may call to obtain information concerning the specific consideration that would be applicable once the special cash dividend is paid.

  Because the per share and aggregate amount of the special cash dividend has been determined and is reflected in the prospectus/proxy statement, Lipman shareholders should not require a special toll-free number for this purpose. Nevertheless, in response to the Staff's comment, the Company has revised the page after the cover page and pages 11, 71 and 146 of Amendment No. 1 to clarify that the toll-free number that Lipman shareholders may call to obtain information concerning the merger may also be used to inquire as to the timing and amount of the special dividend and the specific consideration that will be applicable after giving effect to the payment of the special cash dividend.

Questions and Answers About the Special Meetings, page 6

4.
As it appears that the election by Lipman's shareholders regarding the type of merger consideration to be received will not occur at the same time as the special meeting, please advise us of your consideration of the applicability of the tender offer rules to the cash election. Please see Release No. 34-14699 for additional guidance.

  The Company supplementally advises the Staff that although its merger agreement with Lipman provided that the shareholder elections would be made at the time of the Lipman general shareholders' meeting, it currently intends to set the election deadline a few days prior to the expected closing of the merger in order to avoid disruption in the market for the companies' securities between the shareholders meeting and closing. The Company also believes that it is appropriate to permit Lipman shareholders to make their election at a time nearer to the closing of the merger. Because of the 30-day waiting period required by the Israeli Companies Law beginning after the approval of the merger as well as the time that may be required to obtain US antitrust and other regulatory approvals, thirty days or more will elapse between the Lipman general shareholders' meeting and the closing of the merger.

  Neither VeriFone nor Lipman believe that the election deadline implicates the tender offer rules under the Williams Act. Once the shareholders of Lipman have approved the merger, they have decided to give up their rights as a Lipman shareholder. The subsequent election by the Lipman shareholder as to the form of consideration to be received should not be considered a separate tender offer by VeriFone for Lipman shares or a discrete transaction that is somehow separate from the merger. Moreover, both VeriFone and Lipman believe that any concerns of the Williams Act will be addressed. Lipman will provide at least five business days' notice to shareholders of the election deadline; the parties will incorporate by reference in the Registration Statement VeriFone's Current Reports on Form 8-K through the closing date. VeriFone intends to file Current Reports on Form 8-K containing all information material to Lipman shareholders making an election. In addition, Lipman will continue to file Reports of Foreign Private Issuers on Form 6-K containing all information material to Lipman shareholders making an election. Accordingly, Lipman shareholders will have adequate information to make an informed decision when they make their election. See, e.g., Kansas Power and Light (February 13, 1991); Chemical New York Corporation (available May 4, 1987); Old Kent Financial Corporation (available March 3, 1983); Norstar Bancorp Inc. (available December 4, 1982), and United Bank Corporation of New York (available August 2, 1981).

5.
We note your disclosure on page 8 that a form of election is being delivered with the proxy statement/prospectus. It appears that such form should be filed as an exhibit to your registration statement pursuant to Item 601(b)(4) or (10) of Regulation S-K.

  In response to the Staff's comment, the Company will file a form of election.

  Please contact me at (650) 461-5620, via fax at (650) 461-5700 or via e-mail at millersc@sullcrom.com if you have any comments or questions about this letter.

Very truly yours,
/s/ SCOTT D. MILLER Scott D. Miller
cc:
Douglas G. Bergeron
Barry Zwarenstein
(VeriFone Holdings, Inc.)

Isaac Angel
Mike Lilo
(Lipman Electronic Engineering Ltd.)

Neil Gold, Esq.
(Fulbright & Jaworski L.L.P.)

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